Mail Stop 4561

April 17, 2008

Larry M. Reid
GlobalTel IP, Inc.
8000 North Federal Highway, Suite 100
Boca Raton, Florida 33487

Re: **GlobalTel IP, Inc.**
        Amendment No. 5 to Form SB-2 on Form S-1
        Filed on March 17, 2008
        File No. 333-135585

Dear Mr. Reid:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in the marked copy of your amendment.

General

1.   Your registration statement currently relates solely to 1,592,500 shares of common stock which may be acquired upon exercise of outstanding warrants. Please provide us with the identities of the persons who hold the warrants, the amount held by each warrant holder, the date of issuance for each warrant, and the exemption from registration you relied upon for each such issuance. Please also tell us how you determined that it was appropriate to register the issuance of the common stock to the warrant holders rather than the resale of the common stock by the warrant holders.

2.   If you determine to amend your registration statement to reflect resales of the common stock underlying the warrants by the warrant holders, please restore the selling shareholder section and table to your prospectus and include in that section all of the information regarding the selling shareholders which is required by Item 507 of Regulation S-B. Conforming changes will be required throughout your document, including restoration of the pricing disclosure which we previously asked you to include in the document. As requested in comment 1 of our letter dated August 7, 2008, please also identify as underwriters in the prospectus any persons who introduced you to any selling shareholders, including

as applicable and without limitation Mr. Albi, Mr. Williams, Mr. Conti and Mr. Guiliano.

Risk Factors

Because we do not presently intend to register any of our securities under the Securities Exchange Act of 1934 …, page 13

3. In the last sentence of this risk factor you state that, until your securities are registered under the Securities Exchange Act, the tender offer regulations will not be applicable to you. Please revise this statement so that, consistent with our language in comment 2 of our letter dated August 7, 2007, you disclose that you will not be subject to <u>many</u> of the tender offer regulations. Alternatively, please tell us what exemption you intend to claim from the provisions of Regulation 14E.

4. Also, as requested in comment 2 of our letter dated August 7, 2007, confirm your understanding in your next response letter that after effectiveness you will be required to file annual, quarterly and interim reports until such time as you are exempt from filing by Section 15(d) or rules thereunder.

Summary Compensation Table, page 32

5. Your summary compensation table does not appear to be in the format required by Item 402(b) of Regulation S-B. Please revise your document or explain your analysis.

Certain Transactions, page 40

6. You appear to have deleted information relating to transactions with IMT occurring in the fiscal year preceding your last fiscal year. Given that this entity appears to be the beneficial owner of more than 5% of your common stock, please explain why you have deleted this information. See Item 404(a) of Regulation S-B and Instruction 9 thereto.

Financial Statements

Note 1 – Organization, page F-6

7. We note your disclosure that you have sold all of your assets associated with the VoIP business and have discontinued selling VoIP services. You further disclose throughout the filing that you have exited the VoIP business and you refer to such operations as your former business. In this regard, it appears that all operations associated with your VoIP business would qualify as a discontinued operation

Larry M. Reid
GlobalTel IP, Inc.
April 17, 2008
Page 3

under SFAS 144. See paragraph 43 of SFAS 144. Revise your financial statements and related disclosures to present these operations as discontinued.

Note 2 – Summary of Significant Accounting Policies

Revenue recognition and deferred revenues, page F-7

8.   We note your response to comment 13 of our letter dated August 7, 2007 and have the following comment. Your response should address each factor outlined in EITF 99-19 in detail. This analysis should address factors under those indicating gross reporting from those indicating net reporting.

Item 26 – Recent Sales of Unregistered Securities, page 46

9.   You have added six paragraphs to this section, describing six separate issuance transactions which have taken place subsequent to the initial filing of your registration statement. Please explain in each instance how you concluded that the subsequent issuance did not involve any public offering when you had already filed a registration statement relating to offers and sales of your common stock. Rule 152 under the Securities Act would not seem to be applicable, given that, at the time of the subsequent issuances, you had already decided to make a public offering and filed a registration statement.

Exhibits

10.   Please file an exhibit to your registration statement reflecting your two new subsidiaries, VoiceInterop, Inc. and Gulf Telco, Inc. See Item 601(b)(21) of Regulation S-B.

11.   You have filed as exhibit 10.20 to your registration statement an asset purchase agreement with Sipcom, but nowhere in the prospectus do you appear to describe this transaction. Please revise your prospectus disclosure or advise us as to why that is not necessary.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

You may contact Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements

and related matters. Please address all other questions to David L. Orlic at
(202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via facsimile: (309) 402-2342</u>
        Jonathan B. Reisman, Esq.
        Reisman & Associates, P.A.